SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            Schedule 13D
                         (Amendment No. 13)

              Under the Securities Exchange Act of 1934

                   COMMERCIAL FEDERAL CORPORATION
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                              201647104
                           (CUSIP Number)

                          Robin R. Glackin
                              President
                           CAI Corporation
                     12770 Coit Road, Suite 902
                         Dallas, Texas 75251
                           (214) 991-7707
       ------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                               Copy to

                       Fred B. White III, Esq
                Skadden, Arps, Slate, Meagher & Flom
                          919 Third Avenue
                      New York, New York  10022
                           (212) 735-2144

                             August 21, 1996
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


                    The undersigned hereby amend the Schedule 13D filing made on February 13, 1992 (the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Ex-change Act of 1934, as amended (the "1934 Act"), as thereafter amended by Amendments No. 1 through 12 thereto (the "Amended Schedule 13D"), with regard to the Common Stock of Commercial Federal Corporation ("CFC") by sup-plementing Items 4, 5 and 6 of the Amended Schedule 13D as set forth below (terms defined in previous Amendments and not defined herein are used herein with the same meaning).

          ITEM 4. PURPOSE OF TRANSACTION.

                    Item 4 is hereby supplemented and amended by adding thereto the following:

                    On August 21, 1996, CAI sold to CFC all
          1,250,100 shares of CFC Common Stock owned by CAI (the "Shares") pursuant to a Stock Purchase Agreement, dated August 21, 1996 (the "Stock Purchase Agreement"), by and among CAI, CFC, Mr. Robin R. Glackin, Mr. Steven M. Ellis and Mr. Byron A. Lax. Following such sale, CAI does not own any securities of CFC, and CAI does not intend to file any further amendments to this Amended Schedule 13D. Messrs. Glackin, Ellis and Lax each own one-third of the outstanding shares of common stock of CAI. A copy of the Stock Purchase Agreement is attached hereto as Exhibit
          17. For a description of certain terms of the Stock Purchase Agreement, see Items 5 and 6 below.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5(c) is hereby supplemented and amended by adding thereto the following:

                    On August 21, 1996, pursuant to the Stock
          Purchase Agreement, CAI sold the Shares to CFC for con-sideration consisting of $28,227,162 in cash and the surrender of a warrant, held by CFC, to purchase shares of common stock of CAI. CFC has valued such warrant at approximately $20.7 million, resulting in an aggregate consideration of approximately $48.9 million, or approxi-mately $39.11 per share.

                    Item 5(e) is hereby supplemented and amended to read in its entirety as follows:

                    (e) CAI and each of Messrs. Glackin, Ellis and Lax ceased to be the beneficial owner of more than five percent of the CFC Common Stock on August 21, 1996.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    In addition to the sale of the Shares, pursuant to the Stock Purchase Agreement, among other things, (a) each of CAI and each of Messrs. Glackin, Ellis and Lax agreed to certain standstill provisions in respect of CFC for a period of five years, including without limitation, covenants that during such period each such party will not (i) acquire any securities of CFC or any of its subsidiaries, (ii) seek or propose any merger or other business combination involving CFC or any of its subsid-iaries or (iii) participate in any proxy solicitation with respect to any securities of CFC or any of its subsidiaries, (b) Messrs. Glackin and Ellis resigned from the Board of Directors of CFC and (c) CFC reimbursed certain expenses incurred by CAI.

                    The foregoing description of the terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 17.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    The following Exhibit is filed herewith:

                    17.  Stock Purchase Agreement, dated as of
                         August 21, 1996, by and among CAI Corpora-tion, Commercial Federal Corporation, Mr. Robin R. Glackin, Mr. Steven M. Ellis and Mr. Byron A. Lax.



                       SIGNATURES AND POWER OF ATTORNEY

                    After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Date:  August 26, 1996

                                   STEVEN M. ELLIS *

                                   ROBIN R. GLACKIN *

                                   BYRON A. LAX *

                                   By:    /s/ ROBIN R. GLACKIN
                                   * By Robin R. Glackin, attorney-
                                   in-fact, pursuant to power of
                                   attorney filed as part of Amend-
                                   ment No. 7 to this statement.

          Date:  August 26, 1996

                                   CAI CORPORATION

                                   By:    /s/ ROBIN R. GLACKIN
                                          Robin R. Glackin
                                          President